UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

JERRICK MEDIA HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

476496104

(CUSIP Number)

Arthur Rosen

c/o Jerrick Media Holdings, Inc.

202 S. Dean Street

Englewood, NJ 07631

(917) 574-0868

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1	NAME OF REPORTING PERSON Arthur Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,227,056 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,227,056 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 29,227,056 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.9% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	As of the date of the events which requires filing of this Schedule 13D, the Reporting Person beneficially owns 29,227,056 shares of Common Stock, which includes (i) 14,824,830 shares of Common Stock held directly by the Reporting Person, (ii) 1,645,726 shares of Common Stock held by Pearl Digital Opportunities Fund LLC (“Pearl”), (iii) Common Stock Purchase Warrants to acquire 5,750,717 shares of the Company’s Common Stock at an exercise price at $0.20 per share, (iv) Common Stock Purchase Warrants to acquire 4,657,919 shares of the Company’s Common Stock at an exercise price of $0.30 per share, (v) Common Stock Purchase Warrants to acquire 1,525,000 shares of the Company’s Common Stock at an exercise price of $0.20 held by Pearl, and (vi) Common Stock Purchase Warrants to acquire 822,864 shares of the Company’s Common Stock at an exercise price of $0.30 held by Pearl. Reporting Person is the Managing Member of Pearl.

(2)	Percentage of class calculated based on an aggregate of 104,631,761 shares issued and outstanding as of February 14, 2019, after giving effect to the transactions described in Items 3 and 4 of this Schedule 13D.

Item 1.  Security and Issuer.

This Schedule 13D (the “Statement”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Jerrick Media Holdings, Inc., a Nevada corporation (the “Issuer” or the “Company”).  The principal executive office of the Issuer is located at 202 S. Dean Street, Englewood, NJ 07631.

Item 2.  Identity and Background

This Statement is being filed by and on behalf of Arthur Rosen (“Reporting Person”). Mr. Rosen is the Managing Member of Pearl Digital Opportunities Fund LLC.

The address of the Reporting Person is c/o Jerrick Media Holdings, Inc., 202 S. Dean Street, Englewood, NJ 07631

Reporting Person is a citizen of the United States.

Reporting Person is an accredited investor.

During the last five years Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 12, 2018, in connection with a Promissory Note by and between Reporting Person and the Company in the amount of $50,000, Reporting Person was issued a Common Stock Purchase Warrant to purchase 150,000 shares of the Company's Common Stock exercisable within four (4) years with an exercise price of $0.20 per share.

On August 31, 2018, the Company issued Pearl Digital Opportunities Fund LLC (“Pearl”) a Common Stock Purchase Warrant to acquire 822,864 shares of Common Stock exercisable for five (5) years at $0.30 per share in consideration of Pearl’s conversion of certain loans previously made to the Company in the aggregate amount of $305,000 including interest into shares of Common Stock (the “Conversion Shares”) of the Company at $0.20 per share. The Conversion Shares were issued to Pearl on October 8, 2018. Mr. Rosen is the Managing Member of Pearl.

On August 31, 2018, the Company issued Reporting Person a Common Stock Purchase Warrant to acquire 3,556,418 shares of Common Stock exercisable for five (5) years at $0.30 per share in consideration of Reporting Person’s conversion of certain loans previously made to the Company in the aggregate amount of $1,132,345 including interest into shares of Common Stock (the “Conversion Shares”) of the Company at $0.20 per share. The Conversion Shares were issued to Reporting Person on October 8, 2018.

On November 8, 2018, the Company issued Reporting Person a Common Stock Purchase Warrant to acquire 231,501 shares of Common Stock of the Company exercisable for five (5) years at $0.30 per share in consideration of Reporting Person providing extensions for two bridge loans previously made to the Company in the aggregate amount of $60,000.

On November 29, 2018, the Company issued Reporting Person a Common Stock Purchase Warrant to acquire 25,000 shares of Common Stock of the Company exercisable for five (5) years at $0.30 per share in consideration of Reporting Person providing a bridge loan to the Company in the amount of $25,000.

On December 27, 2018, the Company issued Reporting Person a Common Stock Purchase Warrant to acquire 25,000 shares of Common Stock of the Company exercisable for five (5) years at $0.30 per share in consideration of Reporting Person providing a bridge loan to the Company in the amount of $75,000.

On January 30, 2019, the Company issued Reporting Person a Common Stock Purchase Warrant to acquire 300,000 shares of Common Stock of the Company exercisable for five (5) years at $0.30 per share in consideration of Reporting Person providing a bridge loan to the Company in the amount of $175,000.

On February 14, 2019, the Company issued Reporting Person a Common Stock Purchase Warrant to acquire 100,000 shares of Common Stock of the Company exercisable for five (5) years at $0.30 per share in consideration of Reporting Person providing a bridge loan to the Company in the amount of $50,000.

Since the filing of Reporting Person’s initial Statement on April 24, 2018, Reporting Person purchased shares of the Company’s Common Stock on the open market in the aggregate amount of 1,409,769 shares.

Since the filing of Reporting Person’s initial Statement on April 24, 2018, Reporting Person sold shares of the Company’s Common Stock on the open market in the aggregate amount of 64,763 shares.

The Reporting Person acquired beneficial ownership of the Securities with his own funds.

The Reporting Person did not acquire beneficial ownership of any Securities with borrowed funds.

The issuances of the above securities were made in reliance upon exemptions from registration pursuant to section 4(2) under the Securities Act of 1933 and/or Rule 506 promulgated under Regulation D thereunder. The Reporting Person is an accredited investor as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 29,227,056 or 27.9% of the Issuer’s Common Stock.

(b) Reporting Person holds sole voting and dispositive power over the securities as issued to him and entities controlled by him.

(c) Except as described in this Schedule 13D, Reporting Person has not effectuated any other transactions involving the securities in the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Reporting Person.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Reporting Person and/or any other person, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 18, 2019

/s/ Arthur Rosen
Arthur Rosen

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